UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 3)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

QUOTIENT TECHNOLOGY INC.
(Name of Registrant as Specified in Its Charter)

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

ENGAGED CAPITAL FLAGSHIP FUND, LP

ENGAGED CAPITAL FLAGSHIP FUND, LTD.

ENGAGED CAPITAL, LLC

ENGAGED CAPITAL HOLDINGS, LLC

GLENN W. WELLING

CHRISTOPHER B. HETRICK

MATTHEW O’GRADY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 9, 2022

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

___________________, 2022

Dear Fellow Quotient Stockholder:

Engaged Capital Flagship Master Fund, LP and its affiliates (collectively, “Engaged Capital” or “we”) are the beneficial owners of an aggregate of 6,107,150 shares of common stock, par value $0.00001 per share (the “Common Stock”), of Quotient Technology Inc., a Delaware corporation (“Quotient” or the “Company”), representing approximately 6.4% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our two (2) nominees as Class II directors at the Company’s upcoming 2022 annual meeting of stockholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are seeking representation on the Board because we believe that the Board will benefit from the addition of directors who collectively possess the relevant skill sets and a shared objective of enhancing value for the benefit of all Quotient stockholders and who will bring a stockholder’s perspective into the boardroom. The individuals that we have nominated are highly-qualified, capable and ready to serve the stockholders of Quotient.

Our extensive due diligence has led us to believe there is significant value to be realized at Quotient given the Company’s valuable assets, data and tremendous potential. However, we are concerned that the Board is not taking the appropriate actions to address the Company’s prolonged underperformance and, instead, has taken a number of defensive actions in an apparent attempt to avoid stockholder-driven accountability at the Annual Meeting. Given the Company’s financial and stock price underperformance under the oversight of the current Board and history of poor corporate governance practices, we strongly believe that the Board must be reconstituted to ensure that the interests of stockholders, the true owners of Quotient, are appropriately represented in the boardroom.

The Company has a classified Board, which is currently divided into three (3) classes. The terms of two (2) Class II directors expire at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect only our two (2) nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as directors if all or some of our nominees are elected. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement any actions that they may believe are necessary to unlock stockholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about ____________, 2022.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Glenn W. Welling

Glenn W. Welling
Engaged Capital Flagship Master Fund, LP

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 9, 2022

ANNUAL MEETING OF STOCKHOLDERS
OF
QUOTIENT TECHNOLOGY INC.

_________________________

PROXY STATEMENT
OF
ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), Engaged Capital, LLC (“Engaged Capital LLC”), Engaged Capital Holdings, LLC (“Engaged Holdings”) and Glenn W. Welling (collectively, “Engaged Capital” or “we”) are significant stockholders of Quotient Technology Inc., a Delaware corporation (“Quotient” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 6,107,150 shares of common stock, par value $0.00001 per share (the “Common Stock”), of the Company, representing approximately 6.4% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the Company’s 2022 annual meeting of stockholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), to be held at the Company’s headquarters located at 260 East Stringham Avenue, 6th Floor, Salt Lake City, Utah 84106, for the following:1

1.	To elect Engaged Capital’s two (2) director nominees, Christopher B. Hetrick and Matthew O'Grady (each a “Nominee” and collectively, the “Nominees”), as Class II directors to serve until the 2025 annual meeting of stockholders and until their successors are duly elected and qualified;
2.	To vote on the Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers;
3.	To vote on the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022;
4.	To vote on the Company’s proposal to ratify the Tax Benefits Preservation Plan, dated November 11, 2021, as amended (the “NOL Pill”), between the Company and American Stock Transfer & Trust Company, LLC; and
5.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [____________], 2022.

1 As of the date of this Proxy Statement, the Company’s definitive proxy statement for the Annual Meeting has not yet been filed with the Securities and Exchange Commission (“SEC”). Accordingly, we have omitted certain information from this Proxy Statement that is not yet publicly available, including the time of the Annual Meeting as well as the record date for the Annual Meeting, which we expect to be included in the Company’s definitive proxy statement. Once the Company publicly discloses this information, Engaged Capital intends to supplement this Proxy Statement to disclose such information and make any other necessary updates and file revised definitive materials with the SEC.

As of the date hereof, the participants in this solicitation collectively own 6,107,150 shares of Common Stock (the “Engaged Capital Group Shares”). We intend to vote such shares FOR the election of the Nominees, AGAINST approval of the advisory vote on the compensation of the Company’s named executive officers, FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and AGAINST the ratification of the adoption of the NOL Pill, as described herein.

The Company has not yet publicly disclosed the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) or the number of shares of Common Stock outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. As of March 31, 2022, there were 95,068,889 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company’s preliminary proxy statement filed with the SEC on April 29, 2022. The mailing address of the principal executive offices of the Company is 1260 East Stringham Avenue, Suite 600, Salt Lake City, Utah 84106. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY ENGAGED CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH ENGAGED CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ENGAGED CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

www.[_____________________].com

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Engaged Capital urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Engaged Capital, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our two (2) Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	In mid-2020, Engaged Capital became interested in a potential investment in the Company and began conducting investment due diligence with respect to the Company.
•	In August 2020, representatives from Engaged Capital had several introductory calls with the Company’s investor relations team.
•	In October 2020, Engaged Capital first began building a position in the Company due to its belief that the Company’s shares were deeply undervalued.
•	On November 10, 2020, representatives from Engaged Capital had a discussion with Chairman and CEO Steven Boal and other representatives from the Company regarding Quotient’s Q3 2020 earnings, which caused the Company’s stock price to decline significantly. Engaged Capital expressed disappointment with the Company’s reduction in guidance for the next quarter and fiscal year.
•	On February 11, 2021, representatives from Engaged Capital had a discussion with Mr. Boal and other representatives from the Company regarding Quotient’s Q4 2020 earnings. Engaged Capital questioned how much visibility the Company had into its guidance and how much conservatism was used to avoid misses experienced in past years. The Company informed Engaged Capital that it took a different approach to guidance and that it was now a fact-based approach that included a new level of conservatism.
•	On February 12, 2021, Glenn W. Welling had a telephone call with Mr. Boal. The parties discussed the Company’s business generally and Mr. Welling informed Mr. Boal that Engaged Capital may nominate directors for election to the Board at the 2021 annual meeting of stockholders (the “2021 Annual Meeting”).
•	On March 3, 2021, Engaged Capital delivered a letter to the Company (the “2021 Nomination Letter”), in accordance with its Amended and Restated Bylaws (the “Bylaws”), nominating a gender diverse candidate (the “2021 Candidate”) for election to the Board at the 2021 Annual Meeting.
•	On March 26, 2021, Messrs. Welling and Boal had a discussion regarding Engaged Capital’s nomination of the 2021 Candidate. Mr. Welling encouraged Mr. Boal to strongly consider the 2021 Candidate for the Board given that she was the Chief Information Officer of a large consumer packaged goods (CPG) company that did not have a material business relationship with Quotient and, as such, would be a very relevant and value additive member of the Board. Mr. Boal communicated to Mr. Welling that, even though the 2021 Candidate’s employer did not have much of a commercial relationship with Quotient, he viewed her candidacy as a conflict. Mr. Boal also indicated that he would consider an alternate candidate put forth by Engaged Capital if it could identify a candidate who currently or previously served as an advertising executive.
•	On March 29, 2021, Mr. Welling introduced an alternate director candidate (the “Alternate Candidate”) to Mr. Boal via email. The Alternate Candidate was the former Chief Executive Officer of a major, multi-national advertising agency.
•	On March 31, 2021, the 2021 Candidate had a meeting with Mr. Boal regarding her candidacy.

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•	On April 19, 2021, Engaged Capital delivered a letter to the Company, in accordance with the Bylaws, updating the 2021 Nomination Letter with information current as of the record date for the 2021 Annual Meeting.
•	On April 22, 2021, Messrs. Welling and Boal had a discussion regarding the Alternate Candidate and the 2021 Nomination Letter. Mr. Welling communicated that Engaged Capital would be required to file its proxy statement soon in connection with the 2021 Annual Meeting if the parties are unable to come to a resolution regarding the Board.
•	Later on April 22, 2021, the Company filed its definitive proxy statement in connection with the 2021 Annual Meeting.
•	Subsequently on April 22, 2021, Engaged Capital’s legal counsel (“Engaged Counsel”) contacted Quotient’s legal counsel (“Company Counsel”) to remind Company Counsel that Engaged Capital had an active nomination in connection with the 2021 Annual Meeting and that the Company was required to file a preliminary proxy statement rather than a definitive proxy statement.
•	On April 26, 2021, Mr. Welling emailed Mr. Boal explaining that the Company should have filed a preliminary proxy statement and not a definitive proxy statement because Engaged Capital had not withdrawn the 2021 Nomination Letter. Mr. Welling made clear that he did not think it would benefit either party to drag out the process with a proxy contest at this time, but that Engaged Capital would be back next year if the Company failed to make significant progress. Engaged Capital expressed its optimism that the Board would find the Alternate Candidate to be a valuable addition to the Board and that the Company and Engaged Capital would continue to work together to find a mutually agreed independent director. The communication concluded with Engaged Capital withdrawing the 2021 Nomination Letter and reiterating its desire to continue a constructive dialogue and work together to maximize stockholder value.
•	On April 30, 2021, the Alternate Candidate had a call with director Robert McDonald, the Chair of the Nominating and Corporate Governance Committee, regarding his candidacy.
•	On May 7, 2021, representatives from Engaged Capital had a discussion with Mr. Boal and other representatives from the Company regarding Quotient’s Q1 2021 earnings. Engaged Capital expressed its concern regarding how the Company would achieve its fiscal year targets, which implied a very strong 2H 2021, given the Company’s Q1 2021 results and Q2 2021 guidance.
•	On August 5, 2021, the Company filed a Form 8-K disclosing that director Michelle McKenna resigned from the Board, effective July 30, 2021, and that Alison Hawkins was appointed as a director, effective July 30, 2021. At the time of Ms. McKenna’s resignation, she served as a Class II director with a term expiring at the upcoming Annual Meeting; however, Ms. Hawkins was appointed as a Class I director with a term expiring at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”). In Engaged Capital’s view, this was a blatant entrenchment maneuver to reduce the number of candidates up for election at the Annual Meeting, especially considering its prior efforts to constructively engage with the Company.
•	On August 9, 2021, representatives from Engaged Capital had a discussion with Mr. Boal and other representatives from the Company regarding Quotient’s Q2 2021 earnings. Engaged Capital expressed concern with the Company’s weak Q3 2021 guidance and questioned why the Company was still maintaining its full year guidance for 2021.
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•	On November 4, 2021, representatives from Engaged Capital had a discussion with Mr. Boal and other representatives from the Company regarding Quotient’s Q3 2021 earnings. Engaged Capital expressed dissatisfaction with the Company’s dramatic reduction in guidance as well as concern regarding the Company’s ability to forecast the business. Engaged Capital also expressed concern regarding the longer term outlook of the business given the announcement of the loss of the partnership with Albertsons Companies, Inc.
•	On November 11, 2021, the Company issued a press release announcing it adopted the NOL Pill that generally prohibits stockholders from acquiring 4.9% or more of the Company’s outstanding shares of Common Stock.
•	On November 17, 2021, Engaged Capital issued a public letter (the “November 17th Letter”) to the Board expressing its concerns with the Company’s consistently poor performance, both in regards to share price and operations. Engaged Capital also expressed alarm regarding what it considers to be the Board’s disregard for good governance and use of strategies to entrench itself, including the Board’s manipulation of director classes in July 2021 and the adoption of the NOL Pill.
•	Also on November 17, 2021, Engaged Capital sent a separate letter to the Board formally requesting an exemption to be granted by the Board pursuant to the terms of the NOL Pill to allow Engaged Capital to acquire beneficial ownership of up to 9.99% of the then outstanding shares of Common Stock (the “Exemption Request”).
•	Also on November 17, 2021, Engaged Capital filed a Schedule 13D disclosing beneficial ownership of approximately 6.5% of the outstanding shares of Common Stock. The Schedule 13D also disclosed the November 17th Letter and the Exemption Request.
•	On December 1, 2021, Mr. Welling had a call with Mr. Boal regarding the NOL Pill and the Exemption Request. Mr. Boal communicated that the Company was still running calculations under Section 382 of the Internal Revenue Code of 1986, as amended (the “382 Analysis”), and would get back to Engaged Capital regarding the Exemption Request. In response, Mr. Welling expressed his belief that the 382 Analysis should have been completed before adopting the NOL Pill and the failure to do so reinforces Engaged Capital’s belief that the NOL Pill was adopted for entrenchment purposes.
•	On December 3, 2021, Engaged Capital sent the Company a demand pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) to inspect certain books and records relating to the Board’s decision to adopt the NOL Pill and manipulate director classes (the “220 Demand Letter”).
•	From December 2021 through February 2022, Company Counsel and Engaged Counsel communicated regarding the 220 Demand Letter and the production of the materials demanded pursuant thereto (the “Demand Materials”).
•	On December 15, 2021, Mr. Welling had a telephone call with Mr. McDonald and Lead Independent Director Andrew (Jody) Gessow. During the call, Mr. Welling expressed Engaged Capital’s views and relayed its concerns with respect to the Company.
•	Later on December 15, 2021, Engaged Capital sent a private letter (the “December 15th Letter”) to the Board. In the letter, Engaged Capital expressed its concerns regarding the Board’s failure to complete the 382 Analysis prior to adopting the NOL Pill and cautioned the Board against entering into any dilutive transaction or private placement of shares of Common Stock.
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•	On December 17, 2021, the Company responded to the Exemption Request, denying Engaged Capital’s request but granting a limited exemption to the NOL Pill allowing Engaged Capital to increase its economic exposure to up to 9.9% of the outstanding shares through the acquisition of cash-settled derivative securities (the “Limited Exemption”).
•	On December 17, 2021, the Company filed a Form 8-K disclosing further information regarding the NOL Pill and its estimate of the 382 Analysis.
•	On January 10, 2022, Engaged Capital issued a public letter (the “January 10th Letter”) to the Board informing the Board that it was brought to Engaged Capital’s attention from multiple credible sources that Mr. Boal approached third parties regarding the potential sale of up to 19.9% of the outstanding shares of Common Stock. Engaged Capital made clear its belief that such a transaction would represent a blatant vote-buying scheme ahead of a likely proxy contest and contradict the Board’s purported rationale for adopting the NOL Pill.
•	Also on January 10, 2022, Engaged Capital filed an amendment to its Schedule 13D disclosing the January 10th Letter, the December 15th Letter (which was included as an exhibit to the January 10th Letter) and the Limited Exemption.
•	On January 12, 2022, the Company sent a public letter to Engaged Capital confirming that the Company would not enter into any transaction of the nature described in the January 10th Letter.
•	On January 18, 2022, Engaged Capital filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 6.5% of the outstanding shares of Common Stock and aggregate economic exposure to approximately 9.9% of the outstanding shares of Common Stock after purchasing certain cash-settled total return swaps, in accordance with the Limited Exemption, representing economic exposure to approximately 3.4% of the outstanding shares of Common Stock.
•	On February 10, 2022, representatives from Engaged Capital had a discussion with Mr. Boal and other representatives from the Company regarding Quotient’s Q4 2021 earnings. Engaged Capital expressed disappointment with the Company’s fiscal year 2021 results and dissatisfaction with the Company’s guidance for 2022, which was significantly below consensus estimates.
•	On February 11, 2022, Engaged Counsel sent a letter (the “February 11th Letter”) to Company Counsel stating that the Company has failed to properly comply with its obligations under Section 220 of the DGCL given its limited and highly redacted production to date and requested complete production of the Demand Materials. Specifically, Engaged Counsel stated in the letter that the Company’s first production of Demand Materials came after nearly two months of delay and that the Company clearly omitted information that would constitute Demand Materials, which were even referenced in the limited Demand Materials that were provided. Engaged Counsel further stated that the redactions to the Demand Materials that were provided were, in its view, illegitimate and not credible. The letter concluded by stating that, despite Engaged Capital’s patience to date, it was prepared to commence legal proceedings if the Company does not complete production of the Demand Materials, including the removal of inappropriate redactions, by February 18, 2022.
•	On February 17, 2022, Mr. Welling had dinner with Mr. Boal. Mr. Welling expressed Engaged Capital’s views with respect to the Company and the parties discussed their mutual desire to avoid a proxy contest. Mr. Welling gave Mr. Boal his commitment to work in good faith towards a mutually acceptable solution to avoid a contested Annual Meeting.
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•	On February 18, 2022, Company Counsel delivered a letter to Engaged Counsel in response to the February 11th Letter and provided additional Demand Materials.
•	On February 22 and 24, 2022, Mr. Welling had several calls with Greg Taxin of Spotlight Advisors, LLC, an advisor to the Company responsible for settlement discussions with Engaged Capital.
•	On March 1, 2022, Engaged Capital delivered a letter (the “Nomination Letter”) to the Company, in accordance with the Bylaws, nominating Christopher B. Hetrick and Matthew O’Grady for election to the Board at the Annual Meeting.
•	Also on March 1, 2022, Engaged Capital filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter.
•	From March 3 through March 22, 2022, Mr. Welling engaged in numerous settlement-related discussions and communications with Mr. Taxin. These discussions contemplated governance changes in addition to Board refreshment with Engaged Capital’s focus on bringing more independence to the boardroom and meaningful change to the Company. During these calls, the Company indicated an unwillingness to add an employee of Engaged Capital to the Board as part of a settlement, so in an effort to be constructive, Engaged Capital identified an additional candidate unaffiliated with Engaged Capital (the “Additional Candidate”) who could join the Board with Mr. O’Grady.
•	On March 21, 2022, Engaged Capital received a settlement term sheet from the Company.
•	Also on March 21, 2022, the Additional Candidate met virtually with Mr. Boal for an interview discussion.
•	On March 22, 2022, Engaged Capital sent the Company a revised settlement term sheet reflecting Engaged Capital’s proposed changes thereto.
•	On March 23, 2022, the Additional Candidate met virtually with Ms. Hawkins for an interview discussion.
•	Also on March 23, 2022, Mr. O’Grady had two separate virtual interviews, one with Mr. Boal and one with Ms. Hawkins.
•	On March 24, 2022, the Company issued a press release (the “March 24th Release”) announcing various governance changes including (i) Mr. Boal retiring as CEO by year-end and not standing for re-election at the Annual Meeting, (ii) designating current Chief Technology Officer Matthew Krepsik as Mr. Boal’s successor and as a director nominee for the Annual Meeting, (iii) separating the Chair and CEO roles and naming Mr. McDonald as Chair, (iv) appointing Eric Higgs to the Board as a Class I director with a term expiring at the 2024 Annual Meeting and (v) forming a Strategic Board Committee. The March 24th Release also offered to add Mr. O’Grady to the Board provided Engaged Capital withdraws the Nomination Letter. No such offer was communicated to Mr. O’Grady or Engaged Capital in advance of the March 24th Release.
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•	On March 25, 2022, Engaged Capital issued a press release commenting on the March 24th Release and its surprise related thereto considering the settlement discussions that were taking place between the parties prior thereto. Engaged Capital expressed its belief that the Company’s announced changes constitute defensive tactics that provide the illusion of meaningful change. Engaged Capital reaffirmed its commitment to seeking the election of the Nominees at the Annual Meeting.
•	On March 28, 2022, the Company sent a letter (the “March 28th Letter”) to Mr. O’Grady inviting him to join the Board subject to Engaged Capital withdrawing the Nomination Letter. Engaged Capital was not copied on the letter.
•	Later on March 28, 2022, Mr. O’Grady sent a letter to the Company in response to the March 28th Letter. Mr. O’Grady explained that it was inappropriate to receive the March 28th Letter after the Company already publicly announced on the morning of March 24, 2022 that it was extending an offer for him to join the Board. Mr. O’Grady made clear that commonsense and normal practice dictates that the March 28th Letter (or at least some communication notifying him of the offer therein) should have been sent before making such a public announcement. Mr. O’Grady advised the Company that he remains able and willing to serve as a director upon his election to the Board at the Annual Meeting or in connection with his appointment to the Board pursuant to an amicable resolution between the Company and Engaged Capital. Mr. O’Grady also informed the Company that future communications concerning his nomination or potential appointment to the Board should be directed to Engaged Capital and Engaged Counsel.
•	On March 29, 2022, the Company filed a Form 8-K disclosing the March 24th Release and that Pamela Strayer, the Company’s Chief Financial Officer and Treasurer, submitted her resignation on March 24, 2022, to be effective April 5, 2022.
•	On April 13, 2022, the Company filed a Form 8-K disclosing the appointment of Yuneeb Khan as Chief Financial Officer, Principal Accounting Officer and Treasurer of the Company, and that Mr. Khan is expected to join the Company by July 2022. The Company also announced the appointment of John Kellerman, the Company’s Vice President - Chief Accounting Officer, as the Company’s interim Chief Financial Officer until Mr. Khan joins the Company. Engaged Capital noted that the Form 8-K also disclosed that the Board determined to appoint Mr. Khan on March 28, 2022, more than two weeks before the filing was made.
•	On April 13, 2022, Engaged Capital filed its preliminary proxy statement in connection with the Annual Meeting.
•	Also on April 13, 2022, the Company responded to the revised term sheet that Engaged Capital had sent to the Company on March 22, 2022. In response, Engaged Capital cited a lack of trust of the Company following the surprise March 24th Release and indicated that the Company would need to find a way to rebuild Engaged Capital’s trust in order to negotiate a settlement in good faith.
•	Also on April 13, 2022, Engaged Capital sent the Company a demand pursuant to Section 220 of the DGCL to inspect certain stockholder list materials and related information in connection with the Annual Meeting (the “Stockholder List Demand”).
•	On April 20, 2022, Company Counsel sent a letter to Engaged Counsel responding to the Stockholder List Demand (the “Demand Response”) and providing a proposed confidentiality agreement in connection therewith.
•	On April 21, 2022, Engaged Counsel responded to Company Counsel with proposed changes to the confidentiality agreement and seeking clarification of certain matters in connection with the Demand Response.
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•	On April 22, 2022, Company Counsel advised Engaged Counsel that it would be back to Engaged Counsel with responses to its April 21st correspondence.
•	On April 22, 2022, the Company sent Engaged Capital a draft cooperation agreement.
•	On April 22, 2022, Engaged Capital requested a call with two independent directors of the Company prior to responding to the draft cooperation agreement.
•	On April 27, 2022, Engaged Counsel followed up with Company Counsel regarding the Stockholder List Demand and seeking responses in connection with its April 21st correspondence.
•

On April 28, 2022, Company Counsel responded to Engaged Counsel with proposed changes to the confidentiality agreement in connection with the Stockholder List Demand and answering certain of Engaged Counsel’s questions in connection with its April 21st correspondence.

•	On April 28, 2022, Mr. Welling had a call with two independent members of the Board, Ms. Hawkins and David Oppenheimer.
•	On April 28, 2022, Engaged Capital sent the Company a revised cooperation agreement reflecting Engaged Capital’s proposed changes thereto.
•	On April 28, 2022, Engaged Capital filed a revised preliminary proxy statement in connection with the Annual Meeting.
•	On April 28, 2022, Engaged Counsel responded to Company Counsel with a proposed final draft of the confidentiality agreement in connection with the Stockholder List Demand.
•	On April 29, 2022, the Company announced an amendment to the NOL Pill providing that it now expires on January 2, 2023 rather than November 11, 2024.
•	On April 29, 2022, the Company filed its preliminary proxy statement in connection with the Annual Meeting.
•	On May 1, 2022, Engaged Counsel followed up with Company Counsel regarding the confidentiality agreement in connection with the Stockholder List Demand.
•	On May 2, 2022, Company Counsel responded to Engaged Counsel regarding the confidentiality agreement in connection with the Stockholder List Demand.

•	On May 2, 2022, Engaged Counsel delivered an executed copy of the confidentiality agreement to Company Counsel in the form provided by Company Counsel and expressed concerns regarding the length of time it took to finalize the agreement.
•	On May 3, 2022, Company Counsel delivered a counter-executed copy of the confidentiality agreement to Engaged Counsel.
•	On May 3, 2022, Engaged Counsel communicated to Company Counsel that Engaged Capital expects to receive the demanded materials pursuant to the Stockholder List Demand no later than the following day.
•	On May 5, 2022, Engaged Capital filed a revised preliminary proxy statement in connection with the Annual Meeting.
•	On May 9, 2022, Engaged Capital filed this revised preliminary Proxy Statement in connection with the Annual Meeting.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT MEANINGFUL CHANGE TO

QUOTIENT’S BOARD IS URGENTLY NEEDED

Over the past two years, Engaged Capital has conducted extensive due diligence on the Company. We have conducted detailed research into Quotient, including its data, technology and relevant markets, and engaged privately with the Company’s leadership team on numerous occasions. Our conclusion from this work and interactions is that we believe Quotient has valuable assets, data and tremendous potential. We believe the Company offers attractive solutions for its customers and enjoys a unique market position in an industry that should benefit from secular tailwinds. Unfortunately, Quotient has been unable to capitalize on its potential or the market opportunity and we believe that urgent change is required to finally deliver value for stockholders.

We believe the Company’s performance has been exceptionally poor, both operationally and in terms of stock performance. Quotient’s stockholders have suffered, as the Company’s stock price has declined significantly over any relevant time period and has dramatically underperformed on a relative basis when compared to peers. The Company’s operational performance has been abysmal as evidenced by consistent unprofitable growth with Adjusted EBITDA declining over the past four years, despite material increases in revenue. We also believe the Company has damaged its credibility with investors, as Quotient has a long history of missing its own guidance. We are concerned that despite these consistently poor results, the incumbent Board has been reluctant to make meaningful changes to correct this underperformance.

Our concern surrounding the Board’s historical lack of action is compounded by the Company’s corporate governance practices, which we believe are unfriendly towards stockholders. Specifically, Quotient utilizes a number of governance mechanisms that serve to entrench incumbent directors, including a classified Board, the NOL Pill, supermajority vote thresholds and an inability of stockholders to act by written consent or call special meetings. Recent actions by the incumbent Board have worsened Quotient’s corporate governance track record, including the manipulation of director classes and the addition to the Board of a former subordinate of Quotient’s Chairperson. Notably, despite years of underperformance, it was not until after we publicly nominated that the Board announced its recent defensive and reactionary governance changes, which we believe fall well short of what is required to improve the Company.

We believe urgent and meaningful change to the Board is required to correct the years of poor performance that has persisted under incumbent leadership. We believe that installing new, independent directors without ties to existing management or incumbent directors, including a direct stockholder representative from one of the Company’s largest stockholders, is critical to creating value for all stockholders. That is why we have nominated a slate of two (2) highly qualified director candidates who we believe will bring, if elected, significant experience, accountability and an unbiased owner’s view into the boardroom.

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The Incumbent Board Has Overseen Tremendous Value Destruction

Under the leadership of the incumbent Board, Quotient has proven itself unable to create value for stockholders. Since the Company’s initial public offering (IPO) in 2014, Quotient’s stock is down a staggering 69% and has rarely traded at or above the IPO price.

It is clear to us that Quotient’s abysmal stock performance is due to company specific failures rather than industry- or market-wide forces. Quotient’s stock has declined over nearly every relevant time-period, in contrast to its peers and broader market indices, which have increased substantially. When compared to peers, the magnitude of relative value destruction is staggering, as over the past five years Quotient has underperformed its peer group by approximately 144%.

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Source: FactSet as of 5/5/2022
*Peer Group consists of current public companies listed as peers in Quotient’s 2021 Proxy Statement including: BNFT, BOX, EGHT, LPSN, QNST, RPD, SPSC, SSTK, TRIP, TRUE, TWOU, WK, YELP, ZUO and companies which have been acquired during 2021: Cloudera, Cornerstone OnDemand, QAD, and Stamps.com. For acquired companies, performance through acquisition is included in the average.

It is evident to us that the significant destruction of stockholder value that has persisted over the near and long term under the leadership of the incumbent Board warrants urgent change.

We are Concerned by the Company’s Degrading Operating Performance

We believe Quotient’s disastrous stock performance is a direct result of the poor operational performance that has persisted under the incumbent leadership team. Despite an attractive industry backdrop, numerous strategic initiatives and investments, Quotient has been unable to improve its bottom line. While the Company has grown revenue by approximately $200 million over the past four years (an increase of over 60%), Adjusted EBITDA has actually decreased by 14% or approximately $6.5 million.

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We believe this decline in profitability is largely attributable to a lack of focus on the Company’s economics and cost structure. We are concerned the Company’s leadership may not truly understand the economics of its own business, as Quotient has increasingly pursued revenue from products that generate inferior margins. This dynamic of chasing revenue at all costs is clearly demonstrated by trends in the Company’s gross margin profile which has been declining for years. We believe that Quotient leadership, including the Board, should have recognized this fact years ago and taken action to correct these operational issues.

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The Company has Repeatedly Missed its Financial Commitments to Stockholders

Quotient has shown an extraordinary inability to forecast its own business and deliver on its commitments to stockholders. The Company has missed its own annual guidance every year over the past four years by a sizable amount. With financial forecasts that have proven to be completely unreliable and untrustworthy, we find it disturbing that the incumbent Board has permitted management to persist in making such overly lofty public guidance.

This history of setting unrealistic expectations is also prevalent in the Company’s long-term plan, the approval of which is a direct responsibility of the Board. The plan this Board approved and presented to stockholders just over a year ago is already wildly off track. Currently, consensus Adjusted EBITDA estimates are more than 40% below the Company’s publicly stated 2023 targets. Based on this clear pattern of overpromising and under-delivering, it is unsurprising that Quotient’s Board and management team have lost credibility with investors, as reflected in the Company’s stock price.

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We Believe Quotient’s Poor Corporate Governance Practices and Limitations of Stockholder Rights Contribute to Quotient’s Underperformance

Quotient suffers from abysmal corporate governance practices which, we believe, contribute to the Company’s drastic underperformance. We believe the following features minimize accountability and entrench the existing Board and management team:

➢	Classified Board. The Board is classified into three separate classes, meaning the Company’s directors are only subject to re-election by stockholders once every three years. This classified structure impedes stockholders’ ability to regularly and effectively evaluate the performance of directors and insulates and entrenches the current Board members.
➢	Manipulation of Director Classes. While having a classified Board is bad enough, Quotient manipulated the classes on which directors serve to further limit stockholders’ say on the composition of the Board. Specifically, Michelle McKenna served as a Class II director with a term expiring at the upcoming Annual Meeting at the time she resigned on July 30, 2021. However, her ostensible replacement appointed to the Board on the very same day, Alison Hawkins, joined as a Class I director with a term expiring at the 2024 Annual Meeting. In our view, this was a blatant entrenchment maneuver to reduce the number of candidates up for election at this Annual Meeting, which becomes even more apparent considering our efforts to constructively engage with the Company prior to such time.
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➢	4.9% NOL Pill. The NOL Pill entered into on November 11, 2021 effectively prohibits stockholders from acquiring 4.9% or more of the Company’s outstanding shares. Notwithstanding the Board’s purported justification for adopting the NOL Pill, we believe the primary reason the Board implemented the NOL Pill was to prevent disgruntled stockholders from acquiring larger stakes which could jeopardize the incumbent Board’s chances in a potential proxy contest (which has come to fruition).
➢	No Action by Written Consent or Ability to Call Special Meetings. Stockholders are prohibited from calling special meetings and cannot act by written consent, which in effect means that stockholders cannot seek Board change between annual meetings.
➢	Supermajority Vote to Amend Bylaws and Restrictive Charter Provisions. In order for stockholders to amend the Bylaws, a prohibitively high supermajority vote of 66-2/3% of the outstanding shares is required. Similarly, in addition to Board approval, a supermajority vote of 66-2/3% of the outstanding shares is required to amend anti-stockholder provisions in the Charter such as the classified Board structure and inability of stockholders to call special meetings, act by written consent or fill vacancies on the Board, among others. The supermajority vote requirement significantly reduces stockholders’ ability to remediate these poor corporate governance practices.
➢	Plurality Voting Standard in Uncontested Elections. The use of a plurality voting standard reduces director accountability and entrenches the Board because it guarantees the election of the candidates nominated by the Board in uncontested elections.

We find these governance provisions and tactics to be self-serving and an improper use of the Company’s corporate machinery to insulate the Board.

We are Concerned by the Lack of Accountability at Quotient

We believe the incumbent Board has failed to foster a culture of accountability at Quotient. Stockholders have suffered under the oversight of this Board, which failed to take corrective action for years despite the dramatic underperformance in Quotient’s stock price. Furthermore, this Board tolerated years of poor operational performance and countless guidance misses without holding management responsible. The incumbent Board cannot claim ignorance regarding these performance issues when management has put forth disappointing guidance in 17 of the past 18 quarters.

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With such horrific performance, investors would have hoped a responsible Board governing on their behalf would have demanded accountability from management, specifically CEO Steven Boal. However, the incumbent Board appears content to see blame deflected. While Mr. Boal currently remains CEO, 11 of the 14 top executives who spoke at recent investor days have been replaced. We believe this is emblematic of a corporate culture that insulates the incumbent Board and Mr. Boal from accountability, rather than doing what is best for stockholders.

We do not Believe the Company’s Defensive and Reactionary Measures Constitute the Meaningful Change Necessary to Stop Further Value Destruction

After tolerating years of underperformance without accountability, the incumbent Board has recently announced certain “changes” at Quotient, including Mr. Boal’s retirement as CEO by year-end and his not standing for re-election at the upcoming Annual Meeting. To us, it is clear the Company’s announced changes were both defensive and reactionary as they occurred several weeks after we publicly announced our Nominees for election to the Board at the upcoming Annual Meeting. Based on this Board’s history of inaction, we believe the true motivation behind these “changes” was to defend incumbent leadership and allow Mr. Boal to escape accountability yet again rather than letting stockholders express their views of his leadership at the ballot box. While skirting a potential exit from the Company at the hands of stockholders, Mr. Boal will still maintain control of the Company as CEO for a considerable time, and it would not surprise us to see him land a new position of influence with the Company once he transitions from the CEO role or even be reappointed to the Board (neither of which the Company has ruled out).

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Furthermore, we are concerned that Robert McDonald’s appointment as Chair of the Board will perpetuate the status quo and cement Mr. Boal’s influence with the Company notwithstanding his departure as CEO by year end. We believe Mr. McDonald is a close ally of Mr. Boal and we understand he has prioritized Mr. Boal’s interests in the past to the detriment of others. It is not lost on us that Mr. McDonald’s last stint as a public company Chair, at The Procter & Gamble Company (“P&G”), ended abruptly after widespread stockholder discontent concerning the company’s performance under his leadership. Mr. McDonald’s track record at Quotient provides little reason for encouragement, as Quotient’s stock has declined by approximately 59% during his tenure.2

Additionally, we believe the Company’s recent appointment of Eric Higgs to the Board (in a class not up for election until the 2024 Annual Meeting, no less) is another “change” intended to maintain the status quo. Messrs. Higgs and McDonald overlapped together at P&G for 18 years and have ties to Duke University’s Fuqua School of Business, where Mr. McDonald served on the Board of Visitors from 2005 – 2012 (including as Chair from 2011 – 2012) and Mr. Higgs received his MBA. Given his pre-existing connections to an influential incumbent director, and now Chairperson, we question whether Mr. Higgs was added to the Board to help create value or to further buttress the incumbents in the boardroom.

Further, we believe that without significant additional Board change, the announced formation of the Strategic Board Committee is a non-event. Based on direct conversations with industry participants, we believe past approaches by potential buyers have been rebuffed by Mr. Boal without any disclosure to the full Board. This is unsurprising given Mr. Boal has indicated to us numerous times in the past that he would only consider acquisition offers which value Quotient at an over 200% premium to current prices, a stock price the Company has not seen in over seven years. We believe stockholders cannot rely on a Board which has overseen such tremendous value destruction, while consistently deferring to Mr. Boal’s interests, to properly evaluate strategic options. Until there are new independent directors in place working on behalf of stockholders, we have zero confidence this committee will earnestly assess how to maximize value by prioritizing the Board’s fiduciary duty to stockholders.

We Believe the Board Failed to Engage in Good Faith Discussions to Avoid a Proxy Contest

We believe the Board’s interactions with us to date have been disingenuous and indicative of a leadership team willing to use underhanded tactics. After nominating director candidates at the beginning of March, we agreed with Mr. Boal to enter private settlement discussions with the Board and its advisors to see if there was a path to delivering the necessary governance enhancements at Quotient without engaging in a public proxy contest. We negotiated in good faith and even allowed Company representatives to interview our candidates. While we remained engaged constructively and were awaiting an exchange of redlined term sheets from the Company’s advisors, the Company, without any warning, issued a public press release on the morning of March 24th effectively ending settlement discussions. It was a surprise to us, as we even had a settlement related interview scheduled for later that day. It now appears obvious to us that the Board was negotiating in bad faith all along and had no intention of working constructively with one of the Company’s largest stockholders to reach an amicable resolution.

2 Calculated from 11/19/2018 to 5/5/2022.

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Additionally, we find the Board’s claim on March 24th that the Company extended an offer to Matthew O’Grady to join the Board to be extremely misleading. In reality, the Company only contacted Mr. O’Grady with this “offer” on March 28th, a full four days later. The “offer” for Mr. O’Grady to join the Board was contingent on Engaged Capital withdrawing its Nomination Letter. At no point did the Company, or its advisors, actually contact Engaged Capital regarding this proposal. To make matters worse, in the week prior to extending this “offer,” we understand that Mr. Boal recorded multiple virtual meetings with our candidates without their consent. We are disturbed, but unfortunately not surprised, by this behavior.

We Believe that Direct Stockholder Representation on the Board is Necessary

While the Company’s strategy to drive stockholder value creation remains ambiguous, what has become clear after our extensive interactions with Quotient is that stockholder representation on the Board is vital to enact meaningful change. Over the past several years, the incumbent Board has demonstrated an unwillingness to promote accountability and consider new, innovative ways to positively impact stockholder value. Our Nominees include one of the most experienced operators in the global media, advertising and data industries, Matthew O’Grady, the former Global Commercial President of International Media at Nielsen and CEO of Nielsen Catalina Solutions. As the former CEO of one of Quotient’s primary competitors, we believe Mr. O’Grady will provide credible, objective opinions regarding the Company’s turnaround options and an unbiased view as to the best path forward for the Company. Christopher Hetrick, Director of Research at Engaged Capital, one of the Company’s largest stockholders, brings extensive investment experience in a broad range of industries as well as expertise in corporate strategy, capital allocation, executive compensation and investor communications –areas we believe the Company urgently needs to improve. We believe Quotient’s poor performance under the oversight of the incumbent Board, coupled with the Board’s self-serving defensive maneuvers, warrants the addition of directors who we are confident will bring a renewed commitment and sense of urgency to driving stockholder value.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for staggered terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe that the terms of two (2) Class II directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Nominees, Christopher B. Hetrick and Matthew O’Grady, in opposition to the Company’s two (2) Class II director nominees, for terms ending at the 2025 annual meeting of stockholders. Your vote to elect the Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Nominees. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if our Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Christopher B. Hetrick, age 43, has served as the Director of Research at Engaged Capital, LLC, a constructive activist fund that invests in small and mid-cap public companies, since the firm’s founding in 2012. Prior to joining Engaged Capital, Mr. Hetrick held multiple positions at Relational Investors LLC, a former $6 billion activist equity fund, from 2002 to 2012, including most recently serving as its senior consumer analyst overseeing over $1 billion in consumer sector investments. Throughout his career, Mr. Hetrick has covered major investments in the consumer, technology and financial sectors. Since June 2017, Mr. Hetrick has served as a director of Rent-A-Center, Inc. (NASDAQ:RCII), an industry leading omni-channel lease-to-own provider, where he also serves as Chairman of its Compensation Committee. Mr. Hetrick graduated summa cum laude with degrees in Economics and Finance from Pepperdine University. He is also a CFA charterholder.

Engaged Capital believes that Mr. Hetrick’s extensive investment experience in a broad range of industries as well as his expertise in corporate strategy, capital allocation, executive compensation and investor communications well qualifies him to serve on the Board.

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Matthew O’Grady, age 61, currently serves as an Executive Media Consultant at 12th Street Measurement, a media and data consulting firm he founded in January 2021. Prior to that, Mr. O’Grady served as Global Commercial President of International Media at Nielsen Holdings plc (NYSE: NLSN) (“Nielsen”), an information, data and market measurement firm, from February 2019 to December 2020. Previously, Mr. O’Grady served as Chief Executive Officer of Nielsen Catalina Solutions, a purchase-based ad targeting and ROAS measurement firm, from January 2016 to January 2019. Mr. O’Grady served as Executive Vice President & Managing Director of Local Media for Nielsen from 2012 to 2015, where he also served as Executive Vice President, Audience Measurement from 2009 to 2012. Prior to that, Mr. O’Grady served as President of Claritas, LLC, a data-driven marketing company, from 2007 to 2009, where he also served as Executive Vice President, Sales & Client Service from 2000 to 2007. Mr. O’Grady’s prior professional experience also includes, among other positions, serving as Group Vice President, Product Management & Client Service at National Decision Systems Inc., an analytics provider, and Regional Sales Vice President of Equifax Inc. (NYSE:EFX), a multinational consumer credit reporting agency. Mr. O’Grady has served as a Strategic Advisor to each of Beatgrid Media B.V., an AdTech measurement company, since May 2021, and NEXT Boatworks, LLC, a coastal rowing craft company, since August 2021. Mr. O’Grady previously served on the boards of directors of Nielsen Admosphere, a.s., a research agency part of the Nielsen network (from January 2019 to December 2020), Nielsen IBOPE México S.A. de C.V., a business to business service subsidiary of Nielsen (from January 2019 to November 2020), Media Behavior Institute LLC, a company engaged in developing tools, services and projects to understand and measure multimedia (from 2011 to 2014), Scarborough Research, a market research subsidiary of Nielsen (from 2011 to 2013), and The Direct Marketing Association (n/k/a Data & Marketing Association), a trade association for marketers (from 2008 to 2012). Mr. O’Grady earned his B.S. in Environmental Science from the University of California at Santa Barbara.

Engaged Capital believes Mr. O’Grady’s extensive experience as a senior level executive in the global media, advertising and data industries, together with his deep expertise in enterprise data and analytics, will make him a valuable addition to the Board.

The principal business address of Mr. Hetrick is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The principal business address of Mr. O’Grady is PO Box 3004, Sag Harbor, New York 11937.

As of the date of this Notice, the Nominees do not directly or indirectly own, beneficially or of record, any securities of the Company and have not entered into any transactions in securities of the Company during the past two years.

Each of the Nominees may be deemed to be a member of a “group” with the other participants in this solicitation for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 6,107,150 shares of Common Stock owned in the aggregate by all of the participants. Each participant disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

Engaged Capital believes that each Nominee presently is, and if elected as a director of the Company, each such Nominee would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Engaged Capital acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Engaged Capital acknowledges that if any Nominee is elected, the determination of such Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

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On February 28, 2022, Engaged Capital Flagship Master and Mr. O’Grady entered into a Consulting Agreement pursuant to which Mr. O’Grady agreed to provide general advisory and professional consulting services with respect to the global media, advertising and data industries, and in connection with Engaged Capital Flagship Master’s nomination of individuals for election to the Board at the Annual Meeting. For performance of the services, Engaged Capital Flagship Master agreed to pay Mr. O’Grady (i) a consulting fee of $25,000, (ii) a supplemental fee of $25,000 upon filing a preliminary proxy statement with the SEC in favor of Mr. O’Grady’s election as a director at the Annual Meeting and (iii) a contingent fee, in the event (A) Engaged Capital Flagship Master nominates Mr. O’Grady for election as a director at the Annual Meeting and (B) subsequently there is either (x) approval of a sale of the Company by the Company’s stockholders prior to the conclusion of the Annual Meeting, (y) a withdrawal of Engaged Capital Flagship Master’s nomination of Mr. O’Grady for election as a director at the Annual Meeting following the Company’s entry into a definitive agreement providing for a sale of the Company or (z) a settlement or similar agreement is reached between Engaged Capital Flagship Master and the Company in connection with the Annual Meeting that does not result in Mr. O’Grady’s appointment to the Board and the Company enters into a definitive agreement providing for a sale of the Company within six months of the Annual Meeting, equal to 1% (or 0.5% if triggered by clause (z)) of the aggregate realized profit earned by Engaged Capital Flagship Master in respect of its investment in the Company (the “Contingent Fee”), provided that any such Contingent Fee would be no less than $200,000 and no more than $750,000 (or no less than $100,000 and no more than $325,000 if triggered by clause (z)).

On February 28, 2022, Engaged Capital Flagship Master entered into an indemnification letter agreement with Mr. O’Grady pursuant to which it and its affiliates agreed to indemnify Mr. O’Grady against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

On February 28, 2022, Engaged Capital and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement pursuant to which the Group agreed, among other things, (a) to solicit proxies for the election of the Nominees at the Annual Meeting, (b) not to transact in securities of the Company without the prior written consent of Engaged Capital for so long as the NOL Pill remains in effect, and (c) that Engaged Capital would bear all expenses incurred in connection with the Group’s activities.

Each of the Nominees has granted Mr. Welling a power of attorney to execute certain SEC filings in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Board is asking the stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

As disclosed in the Company’s proxy statement, the stockholder vote on the say-on-pay proposal is an advisory vote only and is not binding on the Board or the Company. Nevertheless, the Company has disclosed that the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

We recommend stockholders vote “AGAINST” the say-on-pay proposal due to a variety of issues associated with the Company’s Annual Incentive Plan (the “AIP”) and Long-Term Incentive Program (the “LTI Program”).

The AIP is based 50% on revenue and 50% on EBITDA performance and requires a combined average of 75% to achieve the performance threshold. The Compensation Committee determined that for 2021 management achieved exactly 75% of target and therefore deserved to be paid out at threshold levels; however, the Compensation Committee utilized some discretion to arrive at this decision. Specifically, in 2021 the Company delivered actual revenue of $521 million; yet, instead of relying on the actual GAAP results, the Compensation Committee used its discretion to increase the achieved revenue figure by $5 million to $526 million. Quotient attributed this adjustment to a change in revenue recognition methodology in 2021 whereby it began recognizing certain media revenue on a net basis, whereas the Compensation Committee purportedly assumed that such revenue would be recognized on a gross basis when setting the AIP revenue target. As a result of this $5 million adjustment, which represents less than 1% of the Company’s original target level, management achieved 88% of the annual revenue target, which when combined with the 62% achievement of the EBITDA target, exactly equals the 75% threshold amount for the AIP. Had the Compensation Committee not adjusted the revenue figures, management would have produced a combined achievement of 73.5% and would not have received any compensation under the AIP. Additionally, it appears management was able to hit the threshold levels with the benefit of rounding performance figures. Specifically, had the Compensation Committee utilized the actual adjusted EBITDA figure of $40.6 million, rather than rounding up to $41 million, the combined achievement would have been 74.8% (or 73.2% if revenue was not also adjusted as explained above) and would not merit a payout. Additionally, we question why the Compensation Committee lowered the threshold performance level for the CEO to 75% when the CEO was held to a higher standard of 80% last year.

With respect to the LTI Program, performance-based RSUs are tied to three-year gross margin dollar targets along with a stock price modifier. However, the LTI Program enables awards to be partially paid out after only two years, thus rendering it not truly a three-year program. Additionally, we do not believe the LTI Program has been disclosed with sufficient transparency, which inhibits stockholders from assessing what the actual targets are or whether they have been appropriately set. Furthermore, we have concerns that the primary performance metric is gross margin dollars, which could potentially allow management to be paid out for unprofitable growth or benefit from risky acquisitions which may increase gross margin dollars but not create value for stockholders. While there is a stock price modifier component of the LTI Program, we do not have transparency into its relevant metrics and it can only reduce total payouts by 20%, whereas achieving the maximum gross margin dollar target levels could increase the LTI Program payout to up to 200% of target. This makes it possible for management to potentially receive awards at, or even well above, target levels by pursuing an acquisition that significantly increases gross margin dollars but results in a material decline in the Company’s stock price. In addition, 50% of the LTI Program is purely time-based, meaning management will receive 50% of their long-term awards regardless of performance.

In our view, this compensation program does not warrant approval, particularly when it resulted in the CEO “earning” $3,380,995 for 2021 while the Company’s stock price declined by 21% during the year.

WE RECOMMEND STOCKHOLDERS VOTE “AGAINST” THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Company is submitting the appointment of Ernst & Young LLP for ratification by the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, stockholder approval is not required to appoint Ernst & Young LLP as the Company’s independent registered public accounting firm, but the Company is submitting the selection of Ernst & Young LLP to stockholders for ratification as a matter of good corporate governance. The Company has disclosed that if this proposal does not receive the affirmative approval of a majority of the votes cast on the proposal, the Audit Committee would reconsider the appointment. The Company has further disclosed that, notwithstanding its selection and even if the stockholders ratify the selection, the Company’s Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 4

RATIFICATION OF THE TAX BENEFITS PRESERVATION PLAN

As discussed in further detail in the Company’s proxy statement, the Board is asking stockholders to ratify the adoption of the NOL Pill. According to the Company’s proxy statement, if stockholders ratify the adoption of the NOL Pill, the NOL Pill will continue in force until, and will expire on, January 2, 2023, unless it is terminated earlier in accordance with its terms. If stockholders do not ratify the adoption of the NOL Pill, the NOL Pill and the associated rights will expire by the close of business on the first business day following the certification of the voting results of the Annual Meeting.

We encourage stockholders to vote “AGAINST” this proposal. Notwithstanding the Board’s purported justification for adopting the NOL Pill (i.e. to protect against a possible limitation on the Company’s ability to use its net operating losses (“NOLs”) and certain other tax attributes to reduce potential future U.S. federal income tax obligations), we believe the primary reason the Board implemented the NOL Pill was to prevent disgruntled stockholders from acquiring larger stakes which could jeopardize the incumbent Board’s chances in a potential proxy contest (which has come to fruition). Notably, the NOL Pill extends to securities beyond beneficial ownership of Common Stock that have no bearing on NOLs, and Mr. Boal revealed to us during a telephone conversation on December 1, 2021, nearly a month after the NOL Pill was adopted, that the Section 382 analysis was still being conducted. In our view, these facts, together with the Company’s questionable corporate governance tactics detailed in the “Reasons for the Solicitation” section above, lead us to believe that the NOL Pill’s adoption served an entrenching purpose.

WE RECOMMEND STOCKHOLDERS VOTE “AGAINST” THE RATIFICATION OF THE TAX BENEFITS PRESERVATION PLAN AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Engaged Capital believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the advisory vote on executive compensation, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and AGAINST the ratification of the adoption of the NOL Pill.

Based on publicly available information, we believe the current Board intends to nominate two (2) candidates for election as Class II directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our two (2) Nominees as Class II directors. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. As explained below, the Company has a plurality vote standard for contested director elections so the two (2) nominees for director receiving the highest vote totals will be elected as directors of the Company. The participants in this solicitation intend to vote the Engaged Capital Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

While we currently intend to vote all of the Engaged Capital Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Engaged Capital Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Engaged Capital Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Engaged Capital Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting.

Abstentions or withheld votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

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If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, therefore the two (2) candidates receiving the highest number of “FOR” votes will be elected. Withhold votes and broker non-votes will have no effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, approval of the advisory vote on the compensation of the Company’s named executive officers requires the affirmative vote of a majority in voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. The Company has indicated that abstentions are considered votes present and entitled to vote on this proposal, and thus have the same effect as a vote “AGAINST” the proposal, but broker non-votes will have no effect on the outcome of this proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, approval of the ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority in voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. The Company has indicated that abstentions are considered votes present and entitled to vote on this proposal, and thus have the same effect as a vote “AGAINST” the proposal, but broker non-votes will have no effect on the outcome of this proposal.

Ratification of the Adoption of the NOL Pill – According to the Company’s proxy statement, assuming that a quorum is present, approval of the ratification of the adoption of the NOL Pill requires the affirmative vote of a majority in voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. The Company has indicated that abstentions are considered votes present and entitled to vote on this proposal, and thus have the same effect as a vote “AGAINST” the proposal, but broker non-votes will have no effect on the outcome of this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Engaged Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Engaged Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 1260 East Stringham Avenue, Suite 600, Salt Lake City, Utah 84106 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Engaged Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Engaged Capital. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Engaged Capital has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Engaged Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Engaged Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Engaged Capital may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Saratoga will employ approximately 15 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Engaged Capital. Costs of this solicitation of proxies are currently estimated to be approximately $1,200,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Engaged Capital estimates that through the date hereof its expenses in furtherance of, or in connection with, the solicitation are approximately $650,000. To the extent legally permissible, if Engaged Capital is successful in its proxy solicitation, Engaged Capital intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Engaged Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Engaged Capital Flagship Master, Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital LLC, Engaged Holdings, Mr. Welling and the Nominees are participants in this solicitation. The principal business of Engaged Capital Flagship Master is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital LLC is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Fund, Engaged Capital Offshore and a certain managed account (the “Engaged Capital Account”). Engaged Capital LLC is also the general partner of each of Engaged Capital Flagship Master and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital LLC. Mr. Welling is the Founder and Chief Investment Officer of Engaged Capital LLC, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Fund, Engaged Capital LLC, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

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As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 5,636,142 shares of Common Stock. As of the date hereof, 471,008 shares of Common Stock were held in the Engaged Capital Account. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 5,636,142 shares of Common Stock owned by Engaged Capital Flagship Master. Engaged Capital LLC, as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 6,107,150 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account. Engaged Holdings, as the managing member of Engaged Capital LLC, may be deemed to beneficially own the 6,107,150 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account. Mr. Welling, as the Founder and Chief Investment Officer of Engaged Capital LLC and sole member of Engaged Holdings, may be deemed to beneficially own the 6,107,150 shares of Common Stock owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account.

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with Nomura Global Financial Products Inc. (“Nomura”) as the counterparty (the “Swap Agreements”). The swaps with Nomura constitute economic exposure to an aggregate of 3,240,594 notional shares of Common Stock, representing approximately 3.4% of the outstanding shares, of which (i) 2,731,446 notional shares were acquired on January 13, 2022, have a maturity date of December 20, 2024 and a reference price of $7.4458, and (ii) 509,148 notional shares were acquired on December 31, 2021, have a maturity date of December 20, 2024 and a reference price of $7.3214. The Swap Agreements provide Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Engaged Capital Flagship Master and the other participants in this solicitation disclaim beneficial ownership of the Subject Shares.

On December 17, 2021, the Board granted Engaged Capital a limited exemption to the NOL Pill allowing Engaged Capital to increase its economic exposure to up to 9.9% of the outstanding shares of Common Stock through the acquisition of cash-settled derivative securities.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 6,107,150 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The securities of the Company owned by Engaged Capital Flagship Master and held in the Engaged Capital Account were purchased with working capital.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the participants in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Engaged Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Engaged Capital is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the participants in this solicitation is given only to the knowledge of Engaged Capital.

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This Proxy Statement is dated [________], 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholders may present proper proposals for inclusion in the Company’s proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to the Company’s Secretary in a timely manner. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Stockholder proposals should be address to Quotient Technology Inc., Attention: Investor Relations, 1260 East Stringham Avenue, Suite 600, Salt Lake City, Utah 84106.

According to the Company’s proxy statement, the Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in the Company’s proxy statement. To be timely for the 2023 Annual Meeting, the Company’s Secretary must receive the written notice at the Company’s principal executive offices no later than 90 days and no earlier than 120 days prior to the first anniversary of the date of the preceding year’s Annual Meeting as first specified in the Company’s notice of such meeting. In the event that the Company holds the 2023 Annual Meeting more than 30 days before or more than 30 days after the one-year anniversary of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in the Company’s proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates: the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

The Company has not yet publicly disclosed the deadline for stockholders to submit a proposal for inclusion in the Company’s proxy materials for the 2023 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act or for stockholders to submit nominations of director candidates. Notwithstanding the foregoing, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act must typically be received at the principal executive offices of the Company not less than 120 days prior to the first anniversary of the mailing date of the proxy statement for the preceding year’s annual meeting. As of the date of this Proxy Statement, the Company has not filed its definitive proxy statement for the Annual Meeting.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Engaged Capital that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

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The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Engaged Capital Flagship Master Fund, LP

_________________, 2022

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	9,301	10/07/2020
Purchase of Common Stock	27,603	10/12/2020
Purchase of Common Stock	25,175	10/13/2020
Purchase of Common Stock	394	10/13/2020
Purchase of Common Stock	920	10/14/2020
Purchase of Common Stock	882,900	10/14/2020
Purchase of Common Stock	18,559	10/15/2020
Purchase of Common Stock	6,205	10/15/2020
Purchase of Common Stock	8,087	10/16/2020
Purchase of Common Stock	38,886	10/19/2020
Purchase of Common Stock	4,723	10/20/2020
Purchase of Common Stock	5,253	10/20/2020
Purchase of Common Stock	40,200	10/21/2020
Purchase of Common Stock	3,780	10/22/2020
Purchase of Common Stock	257,156	10/22/2020
Purchase of Common Stock	6,179	10/28/2020
Purchase of Common Stock	137,287	11/06/2020
Purchase of Common Stock	26,176	11/06/2020
Purchase of Common Stock	74,000	11/06/2020
Purchase of Common Stock	91,525	11/06/2020
Purchase of Common Stock	10,904	11/06/2020
Purchase of Common Stock	316,000	11/09/2020
Purchase of Common Stock	108,441	11/09/2020
Purchase of Common Stock	832,100	11/09/2020
Purchase of Common Stock	18,274	11/20/2020
Purchase of Common Stock	456,200	11/20/2020
Purchase of Common Stock	18,918	11/20/2020
Purchase of Common Stock	100,250	11/23/2020
Purchase of Common Stock	18,127	11/24/2020
Purchase of Common Stock	30,120	11/24/2020
Purchase of Common Stock	159,985	11/25/2020
Purchase of Common Stock	12,369	11/27/2020
Purchase of Common Stock	36,489	11/30/2020
Purchase of Common Stock	38,556	11/30/2020
Purchase of Common Stock	65,863	11/30/2020
Sale of Common Stock	(45,516)	02/11/2021
Sale of Common Stock	(91,030)	02/11/2021
Sale of Common Stock	(91,030)	02/11/2021
Sale of Common Stock	(91,030)	02/11/2021
Sale of Common Stock	(182,060)	02/11/2021
Sale of Common Stock	(272,750)	02/11/2021
Sale of Common Stock	(91,030)	02/11/2021
Sale of Common Stock	(45,342)	02/12/2021
Sale of Common Stock	(90,715)	02/12/2021
Sale of Common Stock	(17,753)	02/12/2021
Sale of Common Stock	(90,715)	02/12/2021
Sale of Common Stock	(46,754)	02/19/2021
Sale of Common Stock	(83,492)	02/22/2021
Sale of Common Stock	(53,517)	02/22/2021
Sale of Common Stock	(45,474)	02/22/2021
Sale of Common Stock	(36,293)	02/23/2021
Sale of Common Stock	(36,243)	02/23/2021
Sale of Common Stock	(36,243)	02/23/2021
Sale of Common Stock	(72,486)	02/23/2021
Sale of Common Stock	(220,398)	02/24/2021
Sale of Common Stock	(36,386)	02/24/2021
Sale of Common Stock	(27,467)	03/16/2021
Sale of Common Stock	(48,853)	03/17/2021
Sale of Common Stock	(9,648)	03/18/2021
Sale of Common Stock	(13,764)	03/18/2021
Sale of Common Stock	(368)	03/19/2021
Sale of Common Stock	(6,014)	03/19/2021
Sale of Common Stock	(29,454)	03/23/2021
Sale of Common Stock	(4,350)	03/23/2021
Sale of Common Stock	(615)	03/24/2021
Sale of Common Stock	(156,238)	03/31/2021
Sale of Common Stock	(63,635)	03/31/2021
Sale of Common Stock	(46,420)	04/01/2021
Sale of Common Stock	(183,694)	04/01/2021
Sale of Common Stock	(10,424)	04/05/2021
Sale of Common Stock	(69,946)	08/10/2021
Sale of Common Stock	(34,734)	08/10/2021
Sale of Common Stock	(9,104)	08/10/2021
Sale of Common Stock	(50,884)	08/10/2021
Sale of Common Stock	(9,820)	08/11/2021
Sale of Common Stock	(46,124)	08/24/2021
Sale of Common Stock	(46,346)	08/25/2021
Sale of Common Stock	(46,256)	08/26/2021
Sale of Common Stock	(46,147)	08/27/2021
Sale of Common Stock	(46,414)	08/30/2021
Sale of Common Stock	(46,226)	08/31/2021
Sale of Common Stock	(45,970)	09/01/2021
Sale of Common Stock	(46,330)	09/02/2021
Sale of Common Stock	(46,320)	09/03/2021
Sale of Common Stock	(46,269)	09/07/2021
Sale of Common Stock	(46,196)	09/08/2021
Sale of Common Stock	(46,216)	09/09/2021
Sale of Common Stock	(46,253)	09/10/2021
Sale of Common Stock	(46,237)	09/13/2021
Sale of Common Stock	(46,292)	09/14/2021
Sale of Common Stock	(46,275)	09/17/2021
Sale of Common Stock	(46,282)	09/20/2021
Purchase of Common Stock	3,137	11/02/2021
Purchase of Common Stock	26,460	11/02/2021
Purchase of Common Stock	11,344	11/02/2021
Purchase of Common Stock	228,609	11/04/2021
Purchase of Common Stock	4,639	11/04/2021
Purchase of Common Stock	76,999	11/04/2021
Purchase of Common Stock	2,359,088	11/04/2021
Purchase of Common Stock	3,638	11/04/2021
Purchase of Common Stock	50,878	11/08/2021
Purchase of Common Stock	913,056	11/08/2021
Purchase of Common Stock	71,783	11/08/2021
Purchase of Common Stock	781,657	11/09/2021
Purchase of Common Stock	537,334	11/10/2021
Purchase of Common Stock	18,457	11/10/2021
Purchase of Cash-Settled Total Return Swap	509,148	12/31/2021
Purchase of Cash-Settled Total Return Swap	2,731,446	01/13/2022

I-1

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Account)

Purchase of Common Stock	827	10/07/2020
Purchase of Common Stock	2,397	10/12/2020
Purchase of Common Stock	34	10/13/2020
Purchase of Common Stock	2,423	10/13/2020
Purchase of Common Stock	79,800	10/14/2020
Purchase of Common Stock	80	10/14/2020
Purchase of Common Stock	1,485	10/15/2020
Purchase of Common Stock	496	10/15/2020
Purchase of Common Stock	644	10/16/2020
Purchase of Common Stock	3,107	10/19/2020
Purchase of Common Stock	375	10/20/2020
Purchase of Common Stock	417	10/20/2020
Purchase of Common Stock	4,277	10/21/2020
Purchase of Common Stock	300	10/22/2020
Purchase of Common Stock	23,154	10/22/2020
Purchase of Common Stock	996	11/06/2020
Purchase of Common Stock	12,713	11/06/2020
Purchase of Common Stock	8,900	11/06/2020
Purchase of Common Stock	2,424	11/06/2020
Purchase of Common Stock	8,475	11/06/2020
Purchase of Common Stock	10,159	11/09/2020
Purchase of Common Stock	28,100	11/09/2020
Purchase of Common Stock	75,900	11/09/2020
Purchase of Common Stock	1,726	11/20/2020
Purchase of Common Stock	43,800	11/20/2020
Purchase of Common Stock	1,786	11/20/2020
Purchase of Common Stock	9,364	11/23/2020
Purchase of Common Stock	2,780	11/24/2020
Purchase of Common Stock	1,673	11/24/2020
Purchase of Common Stock	15,015	11/25/2020
Purchase of Common Stock	1,198	11/27/2020
Purchase of Common Stock	3,709	11/30/2020
Purchase of Common Stock	3,511	11/30/2020
Purchase of Common Stock	6,337	11/30/2020
Sale of Common Stock	(8,970)	02/11/2021
Sale of Common Stock	(17,940)	02/11/2021
Sale of Common Stock	(2,250)	02/11/2021
Sale of Common Stock	(8,970)	02/11/2021
Sale of Common Stock	(4,484)	02/11/2021
Sale of Common Stock	(8,970)	02/11/2021
Sale of Common Stock	(8,970)	02/11/2021
Sale of Common Stock	(9,285)	02/12/2021
Sale of Common Stock	(1,745)	02/12/2021
Sale of Common Stock	(4,458)	02/12/2021
Sale of Common Stock	(9,285)	02/12/2021
Sale of Common Stock	(1,520)	02/19/2021
Sale of Common Stock	(4,526)	02/22/2021
Sale of Common Stock	(5,326)	02/22/2021
Sale of Common Stock	(8,008)	02/22/2021
Sale of Common Stock	(7,514)	02/23/2021
Sale of Common Stock	(3,757)	02/23/2021
Sale of Common Stock	(3,607)	02/23/2021
Sale of Common Stock	(3,757)	02/23/2021
Sale of Common Stock	(3,614)	02/24/2021
Sale of Common Stock	(21,787)	02/24/2021
Sale of Common Stock	(25,936)	03/16/2021
Sale of Common Stock	(4,186)	03/17/2021
Sale of Common Stock	(774)	03/18/2021
Sale of Common Stock	(1,214)	03/18/2021
Sale of Common Stock	(32)	03/19/2021
Sale of Common Stock	(760)	03/19/2021
Sale of Common Stock	(564)	03/23/2021
Sale of Common Stock	(2,595)	03/23/2021
Sale of Common Stock	(277)	03/24/2021
Sale of Common Stock	(13,762)	03/31/2021
Sale of Common Stock	(5,365)	03/31/2021
Sale of Common Stock	(4,086)	04/01/2021
Sale of Common Stock	(16,306)	04/01/2021
Sale of Common Stock	(10,611)	08/10/2021
Sale of Common Stock	(7,716)	08/10/2021
Sale of Common Stock	(5,266)	08/10/2021
Sale of Common Stock	(1,379)	08/10/2021
Sale of Common Stock	(712)	08/11/2021
Sale of Common Stock	(3,876)	08/24/2021
Sale of Common Stock	(3,654)	08/25/2021
Sale of Common Stock	(3,744)	08/26/2021
Sale of Common Stock	(3,853)	08/27/2021
Sale of Common Stock	(3,586)	08/30/2021
Sale of Common Stock	(3,774)	08/31/2021
Sale of Common Stock	(4,030)	09/01/2021
Sale of Common Stock	(3,670)	09/02/2021
Sale of Common Stock	(3,680)	09/03/2021
Sale of Common Stock	(3,731)	09/07/2021
Sale of Common Stock	(3,804)	09/08/2021
Sale of Common Stock	(3,784)	09/09/2021
Sale of Common Stock	(3,747)	09/10/2021
Sale of Common Stock	(3,763)	09/13/2021
Sale of Common Stock	(3,708)	09/14/2021
Sale of Common Stock	(3,725)	09/17/2021
Sale of Common Stock	(3,718)	09/20/2021
Purchase of Common Stock	263	11/02/2021
Purchase of Common Stock	2,655	11/02/2021
Purchase of Common Stock	2,215	11/02/2021
Purchase of Common Stock	19,191	11/04/2021
Purchase of Common Stock	390	11/04/2021
Purchase of Common Stock	6,464	11/04/2021
Purchase of Common Stock	451	11/04/2021
Purchase of Common Stock	198,043	11/04/2021
Purchase of Common Stock	3,523	11/08/2021
Purchase of Common Stock	76,444	11/08/2021
Purchase of Common Stock	6,010	11/08/2021
Purchase of Common Stock	65,445	11/09/2021
Purchase of Common Stock	44,120	11/10/2021
Purchase of Common Stock	1,543	11/10/2021

I-2

SCHEDULE II

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Proxy Statement, the Company has not yet filed its definitive proxy statement for the Annual Meeting with the SEC. Once the Company files its definitive proxy statement, we intend to supplement this Proxy Statement and file revised definitive materials with the SEC to include information regarding persons who beneficially own more than 5% of the shares of Common Stock of the Company and the ownership of shares of Common Stock by the Company’s directors and officers, which we anticipate will be disclosed in the Company’s definitive proxy statement.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Engaged Capital your proxy FOR the election of the Nominees and in accordance with Engaged Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Engaged Capital’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 9, 2022

QUOTIENT TECHNOLOGY INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF QUOTIENT TECHNOLOGY INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Glenn W. Welling, John Ferguson, Steve Wolosky and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Quotient Technology Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held at 1260 East Stringham Avenue, 6th Floor, Salt Lake City, Utah 84106 at such time to be determined by the Company (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Engaged Capital Flagship Master Fund, LP (“Engaged Capital”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3, AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Engaged Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

ENGAGED CAPITAL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND AGAINST PROPOSALS 2 AND 4. ENGAGED CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	Engaged Capital’s proposal to elect Christopher B. Hetrick and Matthew O’Grady as Class II directors of the Company to serve until the 2025 Annual Meeting of Stockholders.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Christopher B. Hetrick Matthew O’Grady	☐	☐	☐ ________________ ________________

Engaged Capital does not expect that any of the nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Engaged Capital has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement.
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to ratify the Tax Benefits Preservation Plan, dated November 11, 2021, between the Company and American Stock Transfer & Trust Company, LLC, as amended.

☐ FOR	☐ AGAINST	☐ ABSTAIN

BLUE PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.